Exhibit 6.6

[   ], 2025

[   ]

RE: Offer of Appointment

Dear [   ]:

I am pleased to inform you that the current Board of Directors (the “Board”) of FullPAC, Inc. (the “Company”) has voted unanimously to extend a formal offer for you to join the Company’s Board as a director and as the chair of the [   ] committee of the Board.

This offer is made pursuant to the Nevada Revised Statues and the Company’s Articles of Incorporation (the “Charter”).

Your appointment, after receipt of your acceptance by execution and delivery of the attached “Acknowledgement, Certification and Acceptance of Appointment to Board of Directors” form attached hereto as Exhibit A (“Acknowledgement”), will take effect upon the Company completing its listing on a national exchange (the “Effective Date”). The term of your directorship will be until such time that (i) your successor is elected, or (ii) until your earlier resignation or removal pursuant to the Company’s Charter.

GOVERNANCE REQUISITES AND CONDITIONS.

The Company intends for your position to be that of an Independent Director under the standards of the New York Stock Exchange and the Nasdaq Capital Market (collectively, “Exchanges”). Upon confirmation of your acceptance of this appointment, there will be five people serving on the Company’s Board on the Effective Date. Under the Exchange rules, no less than a majority of the members of the Board must meet the requisites for “independence.”

Under the Company’s Charter, the Board has full control over the affairs of the Company.

The Board further operates within the delegated authority of other Board commissioned committees, each subject to the requirements of a Board adopted Charter. Currently, the Board has adopted Charters for the following Committees: (i) Audit Committee; (ii) Compensation Committee; and the (iii) Nominating & Corporate Governance Committee. The Committee Charters will be sent to you for reference by separate email submission.

REMUNERATION.

The Compensation Committee has deemed it in the best interest of the Company to grant you the following compensation:

●	$[ ] per month, beginning on the execution date of this document through the Effective Date as compensation for service as an advisor;
●	[ ] restricted shares of the Company’s common stock each quarter, beginning on the execution date of this document through the Effective Date as compensation for service on the advisory board;
●	$[ ] per month, beginning on the Effective Date, which includes payment for board service and service as chair on one committee;
●	[ ] restricted shares of the Company’s common stock, which shares shall vest in [ ] share increments every quarter, beginning on the Effective Date; and
●	Qualified expense reimbursements.

MEETING SCHEDULE AND LOGISTICS.

Board Meeting logistics will be a combination of electronic (e.g. Zoom calls) and in-person gatherings. We anticipate that most of the Board meetings will be held virtually with the possibility of one in-person meeting per year. Board Meetings will initially be scheduled on a regular basis, adjusting as needed.

Please let me know if you have any questions or comments regarding the foregoing.

We fully anticipate that your leadership skills and track record of success will significantly enhance the gravitas of the Board as it continues to seek to advance the potential of our Company on a global basis.

Sincerely,

Travis Trawick
Chairman

Board Position Acknowledgement ([   ])

EXHIBIT A

ACKNOWLEDGEMENT, CERTIFICATION AND ACCEPTANCE OF APPOINTMENT TO BOARD OF DIRECTORS

I, [   ], hereby acknowledge, declare and certify as follows:

1. I agree to accept an appointment, and to serve on, the Board of Directors of the Company, to commence upon the Company’s acceptance to trade on a national stock exchange.

2. I acknowledge that the Company is governed by its Certificate of Incorporation, as well as various policies, procedures and protocols regarding the governance of the Company (collectively and as may be amended, the “Governing Documents”).

3. I agree to comply with and be bound by: (i) the Governing Documents currently in force, (and any amendments thereto) or (ii) any additional documents that may be adopted by the Board of Directors in the future (collectively, the “Amended Governing Documents”).

4. I agree to undertake my duties as a Director of the Company in compliance with the Governing Documents, the Amended Governing Documents and applicable law.

5. I agree that all actions I take, and any vote I cast, as a Director of the Company shall be made in accordance with the Governing Documents, Amended Governing Documents and applicable law.

6. I acknowledge that a failure to act according to the provisions of the Governing Documents, the Amended Governing Documents, or applicable law shall: (i) constitute a violation of my duties as a Director; (ii) be sufficient grounds for my removal as a Director of the Company and (iii) may, under certain circumstances, result in personal liability for such violative acts.

7. This Certification is executed and delivered for the express benefit of the Corporation, its wholly owned subsidiaries, and may further be relied on by all professional advisors of the Corporation.

Executed as of _____ 2025.

By: ________________________

Printed Name: [ ]

Board Position Acknowledgement ([   ])